Invech Holdings, Inc.

PO Box 26496

Scottsdale, AZ 85255

May 2, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Jenna Hough, Esq.

Re:	Invech Holdings, Inc.
Registration Statement on Form S-1
File No. 333-276779

Dear Ms. Hough:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Invech Holdings, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:00 pm, Eastern Time on May 6, 2024, or as soon thereafter as may be practicable.

If you have any questions regarding this request, please contact Rhonda Keaveney, our CEO at (602) 793-8058.

Sincerely,

/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer